

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2020

Matthew Simpson
Chief Executive Officer and Director
Brazil Potash Corp.
800 – 65 Queen Street West
Toronto, ON M5H 2M5

Re: Brazil Potash Corp.
Draft Offering Statement on Form 1-A
Submitted March 18, 2020
CIK No. 0001472326

Dear Mr. Simpson:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Use of Proceeds, page 17

1. Please disclose the amount of proceeds from this offering that will be used to compensate the Chief Executive officer, the Chief Financial officer, and any other of your officers or directors and/or their affiliates. See Item 6 of Form 1-A.

Employees, page 19

2. You state that members of your management team are consultants to the company and are not employees. If there are any material tax or significant regulatory risks to the company as a result of this characterization, please disclose them.

Litigation, page 20

3.   We note your disclosure that as a result of the legal proceedings brought by the Brazil
      Federal Public Ministry (MPF) the company voluntarily agreed to temporarily suspend its
      Preliminary Social and Environmental License (LP) and conduct additional indigenous
      consultations with local communities. On page 26 you disclose that these indigenous
      consultations are currently ongoing and anticipated to be completed mid-2020, and are the
      main outstanding item to complete to obtain the Installation License (LI) to start project
      construction. Please provide updated disclosure and explain in greater detail the manner in
      which the consultations are ongoing. Also clarify what legal impact, if any, the result of
      such indigenous consultations could have on your ability to proceed with your potash
      mine. In this regard, you suggest on page 12 in your risk factors and on page F-8 in note 1
      to your audited financial statements that opposition by any indigenous, governmental or
      non-governmental organization to the company's operations may require modification of,
      or preclude the development or operation of, the Autazes potash project.

The Brazil Project, page 21

4.   We note your disclosure that 41 drill holes were completed on the Autazes Project area on
      page 21, which contrasts with your statement on page 26 that the resource and reserve
      estimates are based on drilling 65 diamond core drill holes totaling 59,000 meters. Please
      modify your filing and reconcile this discrepancy.

Present Condition, page 22

5.   Please disclose the information required under paragraph (b) of Industry Guide 7 for your
      property. For any properties identified that are not material, please include a statement to
      that effect, clarifying your intentions. For each material property, include the following
      information:

      • A brief description of the rock formations and mineralization of existing or potential
        economic significance on the property.

      • A description of any work completed on the property and its present condition.

      • A description of equipment, infrastructure, and other facilities.

      You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance
      pertaining to the foregoing, available on our website at the following address:
      www.sec.gov/about/forms/industryguides.pdf.

ERCOSPLAN Report, page 23

6.   We note your disclosure of reserves for your Autazes Project in this section. Please
      disclose the effective date of your reserve estimate, the potash price used to determine
      your project's economics, and your reserve's mining loss & dilution estimates. See

Industry Guide 7 Instructions to paragraph (b)(5).

7. We note your disclosure of resources in this section. Please disclose your inferred resources along with your measured and indicated resource categories. See Industry Guide 7 Instructions to paragraph (b)(5).

8. We note that you intend to market your potash product in regional and international markets. Please modify your filing to provide a chart or graph presenting the 5-year historical potash pricing for your targeted markets, e.g. Brazil, and include the potash quality specifications for these markets. See Regulation S-K Item 303(a)(3)(ii) and the Instructions to Item 303(a).

9. Proven and probable reserves are disclosed for your Autazes property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to Rule 418(b) of the Securities Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Directors, Executive Officers and Significant Employees, page 29

10. Please disclose if your executive officers and significant employees work full time or part-time for your company, and if less than full time, disclose the number of hours per week or month. See Item 10 of Form 1-A.

11. Please clarify whether Helio Diniz is a director, executive officer or significant employee. In this regard, we note that Mr. Diniz is disclosed under "Compensation of Directors and Officers" on page 32 as Managing Director Brazil. See Item 10 of Form 1-A.

Business Experience, page 30

12. Please revise the last sentence of his business description to clarify when the listed positions began for Mr. Simpson. If at all, please also disclose the extent over the past five years that Messrs. David Gower, Ryan Ptolemy, and Neil Said have been and/or are currently employees or otherwise affiliated with Forbes & Manhattan (F&M). We note that all three are listed as part of the F&M team at https://www.forbesmanhattan.com/about-us/the-forbes-manhattan-team/. See Item 10(c) of Form 1-A.

Consolidated Financial Statements
Independent Auditors' Report, page F-2

13. Please amend to include a revised audit report from your auditor that includes the name of the audit firm and the audit firm's signature. Refer to Rule 2-02 of Regulation S-X.

You may contact Myra Moosariparambil at (202) 551-3796 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty at (202) 551-3271 or Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rebecca G. DiStefano